

November 22, 2013

Via Email
Laura A. Marriott
Chief Executive Officer
NeoMedia Technologies, Inc.
100 West Arapahoe Avenue, Suite 9
Boulder, CO 80302

Re: **NeoMedia Technologies, Inc.**
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 5, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed October 28, 2013
File No. 000-21743

Dear Ms. Marriott:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Consolidated Financial Statements

Note 4 Financing, page 10

1. Indicate why you believe that the Debentures are eligible for the fair value option. We refer you to ASC 825-10-15-4(f).

2. We note that you elected the fair value option for the Consolidated Debentures. Please tell us why you believe the fair value of the Debentures are significantly higher than their

face value. Describe the assumptions used to determine their fair value and identify those assumptions that primarily account for the differences between the face value and fair value. Indicate why you believe a market participant would reach the same conclusion regarding the fair value of the Debentures. We refer you to ASC 820-10-35-2. In addition, describe why the face value changed from December 31, 2012 to September 30, 2013 without a corresponding change in the balance outstanding.

3.   Explain how you considered that you "do not have sufficient authorized shares to permit conversion and, accordingly, [you] could be required to settle the liabilities in cash" in determining the fair value of the Debentures. Describe how you considered your ability to pay cash equal to the amount of fair value you assigned to the Debentures. In this regard, tell us what consideration you gave to the uncertainty in your ability to continue as a going concern and how you considered this uncertainty in estimating the credit-risk adjusted rate.

4.   Tell us what consideration you gave to providing the disclosures outlined in ASC 820-10-50-2 within your interim financial statements. Also, tell us what consideration you gave to the disclosures required by ASC 825-10-50-30(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief